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                              Marshall & Ilsley Corporation
                                 770 North Water Street
                                 Milwaukee, Wisconsin 53202
                                     (414) 765-7801


                                                      September 22, 1997



To Whom It May Concern:

Please disregard Forms N-17f-2 that were filed in error dated August 8, 1997 (Assession Number: 0000062741-97-000109) and September 4, 1997 (Accession
Number: 0000062741-97-124).


                                           Sincerely,

                                           /s/ M. A. Hatfield
                                           ---------------------------------
                                           M. A. Hatfield
                                           Senior Vice President & Secretary